SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

_________________

SCHEDULE 13G*
Under the Securities Exchange Act of 1934

Evanston Alternative Opportunities Fund
(Name of Issuer)

Class I Common shares of beneficial interest
(Title of Class of Securities)

299222 109
(CUSIP Number)

January 1, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)

[X]	Rule 13d-1(c)

[ ]	Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of such Act but shall be subject to all other provisions of such Act.

CUSIP No. 299222 109
1	NAME OF REPORTING PERSONS Anita M. Nagler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 270,258.096 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 270,258.096 (1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 270,258.096 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.45% (1)
12	TYPE OF REPORTING PERSON IN

______________________

(1)  Represents 270,258.096 shares of Class I common shares of beneficial interest held by the Anita M Nagler 2020 GRAT, of which Ms. Nagler is the trustee. This figure is approximate based on the Fund’s net asset value as of November 30, 2020. Due to the timing of the Fund's determination of its net asset value, the price per share and the number of shares of the Fund that correspond to, or are held as a result of, the trust’s $3,000,000 purchase cannot be determined at the time of this filing.

Item 1(a).	Name of Issuer:

Evanston Alternative Opportunities Fund (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

c/o Evanston Capital Management, LLC,

1560 Sherman Avenue, Suite 960,

Evanston, IL 60201

Item 2(a).	Name of Person Filing:

This Schedule 13G is filed by:
Anita M Nagler

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each Reporting Person is:
318 S. Michigan, #700,
Chicago, IL 60604

Item 2(c).	Citizenship:

United States

Item 2(d).	Title of Class of Securities:

Class I Common shares of beneficial interest

Item 2(e).	CUSIP Number:

299222 109

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a: N/A

(a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e) ☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f) ☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g) ☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution.

Item 4.	Ownership.

	(a)	Amount beneficially owned: 270,258.096 (1)
	(b)	Percent of class: 6.45% (1)
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote: 270,258.096 (1)
		(ii)	Shared power to vote or to direct the vote: 0
		(iii)	Sole power to dispose or to direct the disposition of: 270,258.096 (1)
		(iv)	Shared power to dispose or to direct the disposition of: 0

____________________

(1) Represents 270,258.096 shares of Class I common shares of beneficial interest held by the Anita M Nagler 2020 GRAT, of which Ms. Nagler is the trustee. This figure is approximate based on the Fund’s net asset value as of November 30, 2020. Due to the timing of the Fund's determination of its net asset value, the price per share and the number of shares of the Fund that correspond to, or are held as a result of, the trust’s $3,000,000 purchase cannot be determined at the time of this filing.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: January 11, 2021

By:	/s/ Anita M. Nagler
Anita M. Nagler